Exhibit 99.2

Management Discussion and Analysis
                           For the year ended
December 31, 2012

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and annual information form (the “AIF”) for the year ended December 31, 2012.

All information contained in this MD&A is current as of March 28, 2013 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is March 28, 2013.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the State of Nevada including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Financial Statements and AIF. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of March 28, 2013.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

Overall Performance

Gold Standard is a Canadian-based mineral resource company focused on the acquisition and exploration of, inter alia, district-scale gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad project (the "Railroad Project") located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 16,748 acres (26.2 square miles) within the prolific Carlin Trend of north-central Nevada. The Company currently owns or controls close to 100% of the material claims and fee lands comprising the Railroad Project. Over the past two years, the Company’s work programs at the Railroad Project have been focused on utilizing model-driven exploration techniques to explore for Carlin-style gold mineralization. The Company's primary objective at the Railroad Project is to continue to aggressively explore the area with a view to delineating a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant resource and establishing reserves thereon.

Commencing in late 2011 and during the year ended December 31, 2012, the Company entered into various leases with land holders encompassing approximately 3,283 net mineral acres of land adjacent to the Railroad Project in Elko County, Nevada (the "South Railroad Leases"). The South Railroad Leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each South Railroad Lease is subject to annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter. The leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

In November 2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinon District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Company’s Railroad Project in Elko County, Nevada. See “Fouth Quarter – South Railroad Project” below for a discussion of the material terms of the Pereira Lease. The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinon Districts critical to future exploration and development.

Collectively, the South Railroad Leases and the Pereira Lease comprise the Company’s South Railroad project (the “South Railroad Project”), a gold exploration prospect totalling approximately 5,563 net mineral acres of land within strategic sections located throughout the Railroad and Pinon Districts. The Company’s research estimates that the Pereira Lease, together with the South Railroad Leases, gives the Company control of approximately 51% of Pinon section 27 which contains the bulk of the historic “Pinon Deposit”.  See the AIF for a further discussion of the South Railroad Project and the historic Pinon Deposit.

In addition to the Railroad and South Railroad Projects, the Company holds or controls a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada, both early stage gold exploration projects.

As of the date of this MD&A, the Company considers the Railroad Project as its sole material property for the purposes of NI 43-101.

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During the quarter ended December 31, 2012, the Company continued to focus its exploration efforts towards accelerating its drill program on the Railroad Project to follow-up on recent drilling successes in the North Bullion Fault Zone or “NBFZ”.  Using as many as 6 drills, the Company drilled 13 holes (3 holes remained in progress at the end of the quarter) totaling approximately 22,010.5 feet (6,708.8 meters), 16,289.5 feet (4,965.0 meters) of core and 5,721 feet (1,743.8 meters) of RC, directed primarily in the North Bullion, Railroad and Central Bullion fault zones of the Railroad Project. Drilling and related exploration expenditures for the Railroad Project for the quarter ended December 31, 2012 totaled approximately $5,923,120. See “Results of Operations – Summary of Exploration Activities”.

Save for claim maintenance fees, lease payments and minor consulting, sampling and processing costs, the Company did not carry out any material exploration work on the South Railroad, CVN or Camp Douglas Projects during the quarter ended December 31, 2012,

As of December 31, 2012, the Company had incurred a total of $34,715,615, $3,055,492, $2,879,738 and $1,514,750 in acquisition and deferred exploration expenses on its Railroad, CVN, Camp Douglas and South Railroad Projects, respectively, for total acquisition and deferred exploration costs of $42,165,595.

Effective June 12, 2012, the Company’s common shares began trading on NYSE MKT under the symbol “GSV”. In anticipation of the NYSE MKT listing, the Company also changed its trading symbol on the TSX Venture Exchange from “GV” to “GSV”.

On June 27, 2012, the Company completed a short form prospectus offering of 10,000,000 common shares at US$2.00 (equivalent to $2.0514) per share for net proceeds of $18,650,747, after cash commissions and expenses of $1,863,253 (the “2012 Financing”).

During the year ended December 31, 2012, the Company also raised $12,078,559 through the exercise of 12,193,257 share purchase warrants at a weighted average exercise price of $0.99 per share and $667,750 through the exercise of 950,000 stock options at a weighted average exercise price of $0.70 per share.

As at December 31, 2012, the Company had a cash and cash equivalents position of $10,785,758 and a surplus working capital position of $9,135,808. See “Liquidity, Financial Position and Capital Resources”.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010:

	2012 $	2011 $	2010* $
Revenues (interest income)	78,292	93,083	574
General and administrative expenses	(5,271,516)	(3,989,654)	(3,448,360)
Loss and comprehensive loss	(5,193,224)	(4,138,880)	(3,447,786)
Basic and diluted loss per common share	(0.07)	(0.07)	(0.11)
Working capital	9,135,808	6,839,192	2,932,667
Exploration and evaluation assets	42,165,595	17,126,450	8,181,798
Total assets	53,482,564	25,312,542	12,505,150
Total liabilities	1,838,851	1,212,781	1,277,792
*           Restated in accordance with IFRS.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 5 -

All of the Company’s projects are at the exploration stage and, to date, the Company has not generated any revenues other than interest income.

At December 31, 2012, the Company had not yet achieved profitable operations and has accumulated losses of $12,774,905 (December 31, 2011 – $7,581,681) since inception.  These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2012 of $0.07 (December 31, 2011 - $0.07).

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
	$	$	$	$
Interest income	25,762	20,735	15,763	16,032
Loss and comprehensive loss	(818,340)	(1,600,489)	(1,095,076)	(1,679,319)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	$	$	$	$
Interest income	30,299	31,626	30,862	296
Loss and comprehensive loss	(834,786)	(661,047)	(1,127,987)	(1,515,060)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.03)

Variances quarter over quarter can be explained as follows:
•
Due to an increase in exploration activities and growth of the Company, there was a general increase in general and administrative expenses (excluding share-based compensation) from $429,418 in the quarter ended March 31, 2011 to $844,102 in the quarter ended December 31, 2012.

•	General and administrative expenses increased primarily due to the following:
o	increased travel due to site visits and marketing
o	increased consulting fees to existing consultants and professionals
o	increased management fees to management, executives and directors
o	increased investor relations and regulatory and shareholders service expenses
•	In the quarter ended March 31, 2011, the Company incurred a loss of $242,309 on a settlement of debt.
•
In the quarters ended March 31, 2011, June 30, 2011, March 31, 2012, June 30, 2012, and September 30, 2012, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $843,629, $608,630, $955,208, $55,223, and $329,689 respectively.

•	In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the drop in the value of the U.S. dollar relative to the Canadian dollar during such period.
•
Generally speaking, the Company’s general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

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Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2012 totalled $5,271,516 (December 31, 2011: $3,989,654), including share-based compensation issued during the year, valued at $1,340,120 (December 31, 2011: $1,468,957) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the year ended December 31, 2012 were management fees of $675,712 (December 31, 2011 - $424,000), professional fees of $493,239 (December 31, 2011 - $450,569), office expenses of $219,801 (December 31, 2011 - $210,033), consulting fees of $186,472 (December 31, 2011 - $167,073), investor relations of $255,974 (December 31, 2011 - $234,388), regulatory and shareholder services of $263,726 (December 31, 2011 - $66,094) and travel and related costs of $780,266 (December 31, 2011 - $465,546). The Company also recorded a foreign exchange loss of $522,946 for the year ended December 31, 2012 compared to a loss of $56,224 for the corresponding year ended December 31, 2011. The foreign exchange loss includes an unrealized foreign exchange loss of approximately $13,246 and a realized foreign exchange loss of approximately $509,700.

The table below details the changes in major expenditures for the year ended December 31, 2012 as compared to the corresponding year ended December 31, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $251,712
Increase in management’s compensations and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers of the Company were increased based, in part, on the report of an independent executive compensation consultant engaged by the Company to review executive compensation levels. See “Commitments” and “Related Party Transactions” below.

Consulting fees	Increase of $19,399
Increase due to the Company’s hiring, on a single contract basis, of an independent executive compensation consultant to review executive compensation levels and an increase in certain other consultants’ compensation levels.

Professional fees	Increase of $42,670	Increase due to more activities with respect to acquiring exploration and evaluation assets/leases (i.e. South Railroad Project) and NYSE MKT listing.
Office expense	Increase of $9,768	Increased administration costs, office supplies and website development.
Regulatory and shareholder services	Increase of $197,632	Increased due to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Increase of $21,586	Hired additional investor relations firms to assist in marketing of the Company.
Travel and related expense	Increase of $314,720	Increased level of travel for site visits, and marketing of the Company.
Share-based compensation	Decrease of $128,837	Fewer stock options were granted for the year ended December 31, 2012.

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The table below details the changes in major expenditures for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $222,095	Full year salaries versus partial in prior year.
Consulting fees	Decrease of $225,127	The Company has decreased the number of consultants.
Professional fees	Increase of $174,082	Increase due to more activities, conversion to IFRS, and registration with the U.S. Securities and Exchange Commission which increased both legal and accounting fees.
Office expense	Increase of $91,662	Increased administration costs, office supplies and website development. Additional office in Elko, Nevada.
Regulatory and shareholder services	Increase of $29,991	Increased level of activity related to private placements and share issuances.
Investor relations	Increase of $44,784	Hired additional investor relations firms to assist in marketing of the Company.
Travel expense	Increase of $250,671	Increased level of travel for mineral properties, site visits, and marketing.
Share-based compensation	Decrease of $307,715	Decreased due to fewer stock options granted during the year.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 8 -

Summary of Exploration Activities

For the year ended December 31, 2012, the Company incurred $25,039,145 in staking costs and deferred exploration and development costs compared to $8,944,652 for the corresponding year ended December 31, 2011.

The following is a breakdown of the material components of the Company’s deferred exploration and development costs, on a property by property basis, for the year ended December 31, 2012 and December 31, 2011:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$

Year Ended December 31, 2012

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	41,476	10,784	284,032
Consulting	62,786	1,044,743	146,924	26,254	1,280,707
Data analysis	4,598	141,786	10,863	-	157,247
Drilling	448,837	14,685,461	1,600,491	-	16,734,789
Equipment	8,777	182,629	17,187	-	208,593
Geological	9,849	88,201	48,636	-	146,686
Lease payments	189,282	164,115	54,714	1,385,260	1,793,371
Sampling and processing	142,073	749,969	104,859	-	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	482,830	-	2,679,390
Travel	1,408	103,390	14,034	-	118,832
	1,125,408	19,969,425	2,522,014	1,422,298	25,039,145

Year Ended December 31, 2011

Claim maintenance fees	72,325	159,782	29,402	-	261,509
Consulting	40,941	494,421	13,811	9,164	558,337
Data Analysis	2,402	18,225	68,898	-	89,525
Drilling/Exploration	368,615	5,664,552	-	-	6,033,167
Equipment rental	2,035	28,093	-	-	30,128
Geological	1,235	37,032	42,996	-	81,263
Lease payments	145,997	129,724	49,020	83,288	408,029
Sampling and processing	15,879	233,478	14,914	-	264,271
Site development	-	281,582	-	-	281,582
Supplies	65,516	793,462	8,079	-	867,057
Travel	-	65,884	3,900	-	69,784
	714,945	7,906,235	231,020	92,452	8,944,652

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The total cumulative acquisition and deferred exploration costs to December 31, 2012 are summarized as follows:

	Crescent		Camp	South
	Valley	Railroad	Douglas	Railroad	Total
	$	$	$	$	$
Property acquisition and staking costs	505,657	3,816,094	-	-	4,321,751

Exploration expenses
Assessment/claim fees	364,059	290,211	128,401	10,784	793,455
Consulting	214,735	1,789,585	160,734	35,418	2,200,472
Data analysis/geological	33,904	341,640	175,208	-	550,752
Drilling/site development	1,184,681	26,837,720	2,108,587	-	30,130,988
Lease payments	559,948	404,151	151,191	1,468,548	2,583,838
Legal fees for property acquisition	15,094	21,931	17,910	-	54,935
Sampling and processing	173,397	1,008,499	119,773	-	1,301,669
Travel	4,017	205,784	17,934	-	227,735

Cumulative deferred exploration costs at December 31, 2012	3,055,492	34,715,615	2,879,738	1,514,750	42,165,595

The large increase in exploration expenditures from 2011 to 2012 is due primarily to the Company aggressively exploring its Railroad Project utilizing the drill as its primary exploration tool in 2012 compared to the corresponding period in 2011. Most drilling in the 4th quarter was directed at determining the extensions and possible boundaries of the North Bullion deposit within the North Bullion Fault Zone. The Company completed a total of 13 holes (3 holes remained in progress at the end of the quarter) using as many as 6 drills to advance the project.  The Company drilled a total of 22,010.5 feet (6,708.8 meters), 16,289.5 feet (4,965.0 meters) of core and 5,721 feet (1,743.8 meters) of RC, with all drill holes directed exclusively on the Company’s Railroad Project on the Carlin Gold Trend. Drilling at Camp Douglas was completed early in the 3rd quarter and the 2 core rigs were moved onto the Railroad Project when access conditions permitted.  Five core rigs were utilized exploring Railroad targets during most of the 4th quarter although drilling became logistically limited due to weather and related access conditions towards the latter part of the quarter.

2012 4th Quarter Highlights include:

•
Primary targets: approximately $5.92 million ($19.97 million for the year ended December 31, 2012) was spent at the Railroad Project. The primary objectives were to follow up and continue the North Bullion deposit discovery within the NBFZ initially indicated by hole RR10-8 announced January 20, 2011, and followed with thick high grade gold intercepts in holes RR11-16, and RR12-01, reported on February 22, 2012 and April 26, 2012, respectively. Additional holes were designed to pursue new CSAMT data obtained along the Bullion Fault Zone corridor. On September 18, 2012, the Company announced that hole RR12-10 had intersected 407 feet of 0.118 ozAu/st (124.1 meters of 4.05 gramAu/Tonne (“gAu/T”))  including an interval of 142 feet of 0.220 ozAu/st (43.3 meters of 7.54 gAu/T). The Company is continuing to drill the NBFZ and confirms the presence of a large and locally robust gold system. The initial CSAMT survey completed in June 2012 combined with NBFZ drill data has created what appears to be an excellent exploration tool for pursuing the six mile long, Company controlled, Bullion Fault Zone corridor. The Bullion Fault Zone, BFZ, is a major fault corridor providing the west flank of a major graben feature initially indicated by gravity data, and extends for more than 6 miles north-south.  Targets similar to the NBFZ target have emerged from the data and are currently being pursued southward. The Company’s recently obtained plan of operation (“POO”), covering 5 square miles of property within the Railroad Project area, opens the door to testing these targets with drilling, and a follow-up CSAMT to further examine the southern extensions of the Bullion Fault corridor and west extensions of the Railroad Fault zone was recently completed.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 10 -

•
Secondary targets: At the Camp Douglas project, approximately $2.52 million for the year ended December 31, 2012 was expended.  A 30-hole drill plan was created and an NOI (Notice of Intent) was submitted to, and approved by the United States Bureau of Land Management (“BLM”) in February 2012.  Twelve holes were drilled to provide an initial test of targets on the Camp Douglas project located near Mina, Nevada.  Total footage drilled was 10,153 feet (3,094.6 meters) and was designed to core test various bonanza vein gold-silver targets and shallow, bulk disseminated gold targets on the property.  See “Camp Douglas Project” below.

•
Other targets: Surface work in the form of geological studies, rock sampling, ground geophysics, and soil sample surveys is also being conducted on a personnel and time availability basis on the CVN Project to develop targets on the Safford, Iron Blossom and Crescent Valley North portions of the project. At the Robinson project, early in 2012, a NOI was submitted to, and approved by, the BLM to drill 2 to 3 holes on the Robinson Creek Project approximately 6 miles south of the Railroad Project. Three holes were completed to provide a first-pass test of a target of intersecting north-south and west northwest dike-filled structures. The north-south trending structural target zone at Robinson has similar ingredients to that of the North Bullion structural corridor on the east flank of the Railroad Project. The Robinson project was set up to be drilled as an access and timing contingency site for drilling, but was not otherwise a high priority target and not necessarily in the queue for drilling. As a result of an unanticipated BLM caused delay in obtaining a NOI for the LT target within the Railroad Project, a three hole RC drill program for a total of 7,600 feet (2,316.5m) was conducted and completed to test the structural target zone at Robinson.  Evaluation of this data and a decision regarding target characteristics and further target synthesis, if any, are pending.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district.

The Company is focused on following-up on, among other things, recent drilling success at the North Bullion Target Zone. Planned activities at the Railroad Project include continuing Phase 1 drilling of the Railroad Fault, Central Bullion, South Bullion and Lee Canyon targets with some additional drilling on the LT and North Ridge targets, and proceeding with Phase 2 of the exploration program on the North Bullion target recommended in the NI 43-101 technical report of David R. Shaddrick, M.Sc., CPG, P.Geo. dated May 29, 2012 and titled “Technical Report on the Railroad Project Elko County, Nevada, USA” (the “Railroad Report”).

To date, the Company has spent approximately $12.63 million towards the Phase 1 work program and expects to fund the balance of Phase 1 out of its working capital surplus of $9.13 million as at December 31, 2012. See “Liquidity, Financial Position and Capital Resources”. In order to accomplish the Company’s objective of completing the Phase 1 exploration program by June 2013, the Company must meet the following milestones:

•	locate and contract for a minimum of five to seven drilling rigs, including four or five core rigs, one to two reverse circulation rigs and the attendant personnel;

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•
timely receipt of assay results for drill core and other samples submitted to the Company’s independent laboratory for analysis in order for the Company to be able to assess and interpret such results to develop future drill targets for the Railroad Project and, in particular, the North Bullion Target Zone;

•
retention of existing technical staff and personnel in order to supervise drilling operations and assess and interpret the results thereof, including the hiring of additional professional staff and/or contractors as may be required;

•	timely receipt of all necessary permits and approvals to carry out the drilling program as may be necessary from time to time; and

•	encounter favourable weather and ground conditions to carry out the exploration program in a timely manner.

Phase 2 decision points can be defined as providing additional definition to the North Bullion deposit sufficient to allow for the calculation of resources and commencement of refined definition drilling.  If warranted by the results of Phase 1 and initial Phase 2 drilling, the balance of Phase 2 would entail extensive offset drilling on the NBFZ in order to define the resource.  Initial Phase 2 definition drilling of the NBFZ began late in the 4th quarter.

Currently, the Company has identified eight major targets on its 26.2 square mile Railroad Project, three of which were partially tested during the 2011 and 2012 drilling programs: the NBFZ (31 holes), the Railroad Fault zone (14 holes) and the Historic Bullion target (6 holes). Positive drill results obtained in 2011 and early 2012 provided the impetus for the Company’s decision to focus the majority of its drilling efforts in 2012 on the NBFZ.

Drill intercepts obtained during the first half of 2012 indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 60 feet of 0.205 ozAu/st (18.30 meters of 7.03 gAu/T)  in RR11-16, 140 feet of 0.274 ozAu/st (42.7 meters of 9.4 gAu/T) in RR12-01, and 52.5 feet of 0.44 ozAu/st (16 meters of 15.1 gAu/T) in RR12-10 suggest proximity to feeder structures.

Current drilling on the NBFZ is focused on intersecting locations of high grade, feeder zones of mineralization alongside faults which could have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling with a view to, among other things, laterally expanding the NBFZ to the north and the west.

In addition to the above drill program, the Company is continuing with target development elsewhere on the Railroad Project through the evaluation of historic data and recent detailed gravity and soil sample programs; although current exploration remains heavily focused on the NBFZ.  During the year, an additional 457 stations were added to the existing 2,435 stations in 2011 to comprise a total of 2,892 gravity readings over the 26.2 square mile land position. These stations were obtained in the northern portion of the Railroad Project, particularly the 4 sections leased from Newmont Mining Corporation in May 2011.  A detailed controlled source audio magneto-telluric (“CSAMT”) survey was conducted and completed by Wright Geophysics in June 2012 over portions of the Bullion structural corridor and in particular the NBFZ discovery in order to help define target opportunities on recently acquired properties and elsewhere on the project where existing surface geochemistry suggests target potential. A follow-up CSAMT survey to further examine the southern extensions of the Bullion target and northwestern extensions of the Railroad Fault Zone was conducted in the third quarter. All of this data is being integrated into the existing database for the purpose of expanded and new target synthesis. Currently, eight large areas of target opportunity including the NBFZ, the Railroad Fault target and the Historic Bullion target have been identified within the Railroad Project; however, to date, only the NBFZ has received significant drill assessment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

During the 4th quarter of 2012, an initial six hole RC drill program was conducted on the LT target area of the Railroad Project.  Assay results and target assessment for this drill program are pending.

South Railroad Project

The South Railroad Project is a prospective gold target comprising approximately 5,563 net acres of fee mineral and located claims within strategic sections located throughout the Railroad and Pinon Districts adjacent and to the south of the Company’s Railroad Project. Based on its research, the Company’s estimates that collectively the Pereira Lease and South Railroad Leases give the Company control of approximately 51% of Pinon section 27 which contains the bulk of the historic Pinon deposit.

Based on historical data, the Pinon deposit appears to represent the upper, exposed portion of a wide west-northwesterly-trending prospective fault zone. Permissive rock units are obscured by, and appear to underlie, a package of largely non-permissive, capping slide-blocks obscuring the target opportunity.  West-northwest structural zones provide some of the better target opportunities on the Carlin Trend, including Newmont Mining Corporation’s productive Rain Fault about five miles to the north. The Company cautions, however, that the existence of gold deposits on adjacent and/or neighbouring properties is not necessarily indicative of the gold mineralization on the South Railroad Project.

Due to the separate ownership interests in the Pinon deposit, future exploration and development will necessitate the joint agreement of the various owners. See the AIF for further details regarding the South Railroad Project and the historic Pinon deposit.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

The CVN Project is a consolidation of a number of mining leases encompassing approximately 17,404 net acres of located claims in Elko and Eureka Counties, Nevada controlled by the Company. Three large target areas are present. From north to south these targets include Safford, dominantly a silver target with local bonanza grades, Iron Blossom, which appears to be an IOCG copper-gold opportunity and Crescent Valley North, which is a bonanza gold and silver Hishikari vein-type target.

During the quarter ended December 31, 2012, target assessment at the CVN Project was ongoing and included mapping and additional geological and geochemical studies and assessment. Approximately four to five combined RC and core holes that were initially planned for drilling in 2012 have been delayed until 2013 to enable the Company to better focus its resources on the Railroad Project.

Camp Douglas Project

The Camp Douglas Project consists of 277 unpatented mineral claims and one fee parcel totalling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

A 30 drill hole and access NOI for the Camp Douglas Project has been approved by the BLM and a reclamation bond posted by the Company.  In February 2012, the Company commenced an initial 12 hole core drill program totalling 9,953 feet to evaluate multiple targets delineated from, inter alia, the Company’s analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey.  Highlights of the drill program are summarized below:

•	ECD12-001:
30 feet of 0.029 ozAu/st (9.1 meters of 1.01 gAu/T) at the surface (0 feet to 30 feet) and 539.5 feet to 562 feet = 22.5 feet of 0.167 ozAu/st (6.9 meters of 5.72 gAu/T) including the best individual sample, 539.5 feet to 543.5 feet = 4 feet of 0.25 ozAu/st (1.2 meters of 8.7 gAu/T). The lower intercept is in a zone of continuous mineralization marred by no-recovery intervals.  Neglecting the no-recovery intervals, the intercept could be approximately 100 feet of 0.052 ozAu/st (30 meters of 1.78 gAu/T).

•	ECD12-003:
Long lower-grade intercepts:  375 feet to 425 feet = 50 feet of 0.021 ozAu/st (15.2 meters of 0.73 gAu/T) and 470 feet to 510 feet = 40 feet of 0.013 ozAu/st (12.2 meters of 0.46 gAu/T).  These are part of a longer interval 315 feet to 515 feet (200 feet (61 meters)) where every sample has anomalous gold.

•	ECD12-012:
Drilled to follow up the results of ECD12-003.  155 feet to 175 feet = 20 feet of 0.058 orAu/st (6.1 meters of 2.00 gAu/T), and 190 feet to 205 feet = 15 feet of 0.042 ozAu/st (4.6 meters of 1.44 gAu/T). These are part of a longer interval 150 feet to 220 feet (70 feet (21.3 meters)) where every sample has anomalous gold.

•	ECD12-004:
Has many short intervals of moderate grade, but the real interest here is the lengthy interval of anomalous gold: 375 feet (114 meters) through the silica-clay lithocap with nearly continuous anomalous gold.

A review of the drill and other data is currently being undertaken by the Company to determine if additional exploration work including drilling is warranted. The 2012 drill program is estimated to have cost approximately $2.52 million of which $1.60 million was direct drilling costs. The Company is exploring for bonanza-style, bulk-mineable, gold-silver deposits on the Camp Douglas Project similar to several other current and former high unit value bonanza-style, bulk-mineable, gold-silver districts in Nevada. The existence of gold deposits on adjacent and/or neighbouring properties is not necessarily indicative of the gold mineralization on the Camp Douglas Project.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples were delivered to ALS Minerals’ preparation facility in Elko.  The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this MD&A have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

For complete assay results, drill hole collar locations, cross sections, maps and core photos, please visit the Company’s website at www.goldstandardv.com.

Subsequent to December 31, 2012

Railroad Project:  As of March 28, 2013, drilling is ongoing with two core drills carrying out definition drilling on the NBFZ deposit of the Railroad Project.  The initial discovery drilling was from vertical and eastward directed angle holes that provided a nominal drill longitudinal and cross-cutting drill spacing of about 300 feet (91 meters). The current definition drilling is focused on the high grade portion of the deposit to provide infill and cross over the initial pattern by drilling east to west vertical and angled holes.  This drilling will continue through 2013 with the goal of providing an initial deposit model by the end of 2013.

The Company’s 5 section POO is now in place and bonded for exploration purposes, and when combined with the 4 corner private sections, will allow Gold Standard to more effectively access and drill several target opportunities within this composite 9 square mile area. The POO allows up to 200 acres of total disturbance.  Targets outside of this area will require 5 acre NOIs on the alternating public sections, and permitting for greater than 5 acres on the private sections of the Railroad Project.

Important follow-up drilling is also being planned for the Central Bullion target discovery indicated by RRB12-03 250 feet (76.2 meters) from 20 feet to 270 feet of 1.3 ozAg/st (44.6 gAg/T) and 0.25% Cu, including 65 feet of 3.06 ozAg/st (19.8 meters of 104.9 gAg/T) and 0.8% Cu, and 187 feet (57 meters) from 913 to 1,100 feet of 1.7 ozAg/st (58.3 gAg/T) and 0.78% Cu, including 44 feet of 6.42 ozAg/st (13.4 meters of 220 gAg/T) and 2.48%Cu. The POO also provides the Company with better access to drill the Railroad fault zone target including the western extensions thereof, the Cherry Springs target, and perhaps most importantly the southern extension of the important and now credentialed Bullion Fault Zone target.

Camp Douglas Project:

As of March 28, 2013, drilling is complete. The initial drill program tested multiple target opportunities identified through detailed geological mapping, surface sampling, and district-wide dipole IP (induced polarization/resistivity) survey. The drilling program was completed early in the 3rd quarter; however, due to the Company’s focus on the Railroad Project, logging and assaying of the holes was slowed and final drill assays, which were only recently completed, are being reviewed and evaluated by the Company for future decision making purposes.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources or reserves and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2012, the Company’s liquidity and capital resources are as follows:

	December 31, 2012	December 31, 2011
	$	$
Cash and cash equivalents	10,785,758	7,886,869
Receivables	102,953	93,596
Prepaid expenses	85,948	71,508
Total current assets	10,974,659	8,051,973
Payables and accrued liabilities	1,838,851	1,210,776
Shareholders’ loan	-	2,005
Working capital	9,135,808	6,839,192

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2012, the Company had a cash and cash equivalents position of $10,785,758 (December 31, 2011 - $7,886,869), consisting of the net proceeds from the 2012 Financing and the exercise of warrants and stock options.  See “Overall Performance” above.  As at December 31, 2012, the Company had a surplus working capital position of $9,135,808 (December 31, 2011 - $6,839,192).

Given its current cash and working capital positions, the Company’s fiscal 2013 budget provides for estimated mineral property lease obligations and tax levies of approximately $1,035,000, estimated annual overhead expenditures of $3,500,000 and a minimum exploration budget of approximately $4,180,000. Contingent upon receipt of additional financing, the Company intends to increase its budgeted exploration expenditures for 2013 with a view to accelerating the Phase 2 drill program on the Railroad Project.

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes that the Company’s current working capital surplus will be sufficient to maintain current operations as budgeted for the next 12 months.  See “Risks and Uncertainties”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Use of Proceeds from 2011 and 2012 Financings

In March 2011, the Company closed a non-brokered private placement of 12,578,947 common shares at a price of $0.95 per share for proceeds of $11,029,050 net of cash commissions and expenses of $920,950 (the “2011 Financing”). The budgeted use of proceeds from the 2011 Financing, the actual expenditures incurred by the Company therefrom up to March 31, 2012, and the variances are as follows:

	$
Gross proceeds from 2011 Financing	11,950,000
Share issuance costs	(920,950)
Net proceeds	11,029,050

Allocation:	Budget $	Actual $	Variance $
Railroad Project	9,000,000	9,064,349	64,349
CVN Project	900,000	842,425	(57,575)
Camp Douglas Project	800,000	793,226	(6,774)
General corporate purposes	329,050	N/A	N/A
	11,029,050

Save for a small re-allocation of funds from the CVN Project to the Railroad Project, the Company utilized the net proceeds of the 2011 Financing substantially in accordance with its original budget.  See “Results of Operations – Summary of Exploration Activities” for details of the Company’s recent exploration work on its various mineral resource properties.

In June 2012, the Company completed the 2012 Financing consisting of 10,000,000 common shares at a price of US$2.00 (equivalent to $2.0514) per share for net proceeds of $18,650,747, after deducting cash commissions and expenses of $1,863,253. The budgeted use of proceeds from the 2012 Financing are as follows:
	$
Gross proceeds from 2012 Financing	20,514,000
Share issuance costs	(1,863,253)
Net proceeds	18,650,747

Allocation:	Budget $	Actual $
Railroad Project	15,357,806	12,632,756
General corporate purposes	3,292,941	2,418,829
	18,650,747	15,051,585

As of December 31, 2012, the Company’s actual expenditures from the 2012 Financing appears to be, more or less, in line with the Company’s initial budgeted use of proceeds; however, any final variances between budgeted and actual expenditures will not be known until the Company has completed its Phase 1 exploration program on the Railroad Project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400.  A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	52,531	134,935
Payable later than one year and not later than five years	20,601	35,020	55,621
Payable later than five years	-	-	-
Total	103,005	87,551	190,556

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month and provide for a two year payout totalling, on a collective basis, $1,260,000 in the event of termination without cause and a three year payout totalling, on a collective basis, $1,890,000 in the event of a change in control.  See “Related Party Transactions” below. During 2012, the board of directors (the “Board”) approved certain amendments to these consulting agreements whereby the total combined payment increased to approximately $72,583 per month. As a result, the two estimated year payout in the event of termination without cause will increase, on a collective basis, from $1,260,000 to $2,092,268 (including discretionary bonuses paid in 2011 and 2012) and the three year payout in the event of a change in control will increase, on a collective basis, from $1,890,000 to $3,138,402 (including discretionary bonuses paid in 2011 and 2012).

d)
Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations and tax levies for 2013 are $1,035,000. See Item 5 “General Development of the Business – Mineral Properties” of the AIF and the Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Related Party Transactions

During the year ended December 31, 2012, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $283,667 (December 31, 2011 - $215,000) to a company controlled by Jonathan Awde, a director and President of the Company. As at December 31, 2012, an advance of $1,480 (December 31, 2011 - $Nil), on account of future expenses was included in prepaid expenses.

ii.
Incurred administrative management fees of $158,833 (December 31, 2011 - $105,000) and reimbursed rent expense of $73,575 (December 31, 2011 - $73,575) to a company controlled by Richard Silas, a director and Secretary of the Company. As at December 31, 2012, an advance of $7,913 (December 31, 2011 - $16,913), including rent deposit of $6,131 was included in prepaid expenses.  In addition, $6,867 (December 31, 2011 - $17,491) was included in accounts payable and accrued liabilities.

iii.
Incurred financial management fees of $173,417 (December 31, 2011 - $92,000) and professional fees of $12,000 (December 31, 2011 - $70,000) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $14,577 (December 31, 2011 - $33,629) and capitalized exploration and evaluation assets expenditures of $281,664 (December 31, 2011 - $134,518) to David Mathewson, a director and Vice-President, Exploration of the Company.

v.
Incurred directors fees of $24,000 (December 31, 2011 - $6,000) to a company controlled by Robert McLeod, a director of the Company. In addition, $Nil (December 31, 2011 - $6,720) was included in accounts payable and accrued liabilities.

vi.	Incurred directors fees of $19,795 (December 31, 2011 - $Nil) to David Cole, a director of the Company.

vii.
Incurred directors fees of $8,000 (December 31, 2011 - $Nil) to a company controlled by Jamie Strauss, a director of the Company. In addition, $6,974 (December 31, 2011 - $Nil) was included in accounts payable and accrued liabilities.

viii.
Incurred directors fees of $8,000 (December 31, 2011 - $6,000) to Ewan Downie, a former director of the Company. In addition, $Nil (December 31, 2011 - $6,000) was included in accounts payable and accrued liabilities. Mr. Downie did not stand for re-election as a director at the Company’s annual meeting held on June 13, 2012.

ix.	The Company was indebted to shareholders for a total of $Nil as at December 31, 2012 (December 31, 2011 - $2,005). This amount was unsecured, non-interest bearing and had no fixed terms of repayment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19-

Summary of key management personnel compensation:

	For the year ended December 31,
	2012	2011
	$	$
Management fees	675,712	424,000
Professional fees	12,000	70,000
Secretarial fees	-	9,000
Exploration and evaluation assets expenditures	281,664	134,518
Wages and salaries	14,577	33,629
Share-based compensation	832,722	589,111
	1,816,675	1,260,258

In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and while the Company anticipates that it has sufficient financial resources to undertake its planned exploration programs for the ensuing year, it will require additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on the SEDAR website at www.sedar.com.

Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2012 totalled $818,340. The major expenses for the quarter ended December 31, 2012 were management fees of $298,464, professional fees of $89,908, office expenses of $59,094, consulting fees of $65,039, investor relations of $42,609, travel and related of $217,614, and regulatory and shareholder service of $22,968.

During the fourth quarter, the Company entered into four mining lease agreements to acquire certain claims forming part of the Railroad and South Railroad Projects. The Company incurred a total of $159,895, $5,923,122, $50,246 and $1,356,276 deferred exploration expenses on its CVN, Railroad, Camp Douglas and South Railroad Projects (including the US$1,000,000 cash payment for the Pereira Lease as described under “South Railroad Project” below), respectively, for total deferred exploration costs of $7,489,539 spent in the fourth quarter.

Railroad Project

In October and December 2012, the Company entered into two letters of intent to lease a 100% interest in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years.

South Railroad Project

In November 2012, the Company entered into the Pereira Lease with Pereira Family, LLC, granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinon District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Company’s Railroad Project in Elko County, Nevada. The Company paid an upfront cash payment of US$1,000,000 and the first year’s lease payment of US$175,000 upon execution of the Pereira Lease. In order to maintain the Pereira Lease in good standing, the Company is required to make annual lease payments of US$175,000, subject to yearly increases of 5%, and spend a minimum of US$500,000 on exploration in year one, US$750,000 in year two, and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the lessor for any shortfall.  The Pereira Lease is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in years one through six or US$7,000,000 in years seven through twelve. Prior to commencing production, and provided the Company has exercised its buy-down option of the NSR, the Company has an option to purchase the underlying property for US$25,000,000.  If the Company exercises the purchase option, 70% of the US$1,000,000 upfront cash payment will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments. The Company has the option to extend the Pereira Lease for an additional 10 years by paying US$1,000,000 and thereafter making annual lease payments of US$500,000, subject to yearly increases of 5%. After the third anniversary, the Company can terminate the Pereira Lease by making a cash payment equal to the total lease payments for the following two years of the lease term.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinon Districts critical to future exploration and development.

There were no material adjustments or other events affecting the Company’s financial condition or performance in the fourth quarter.

Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the audited consolidated financial statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the three month period ended December 31, 2012.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2012 and were not applied in preparing the Financial Statements.  The Company is currently considering the possible effects of the following new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2013 or later:

a)
IFRS 7 – Financial Instruments: Disclosures applied to offsetting financial assets and financial liabilities in accordance with IAS 32. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

b)
IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

c)
IFRS 10 – Consolidation replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

d)
IFRS 12 – Disclosure of Interest in Other Entities establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces additional disclosures addressing the nature of, and risks associated with, an entity’s interests in other entities. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

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e)
IAS 27 – Separate Financial Statement addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on its financial statements from the adoption of this standard.

f)
IAS 1 – Presentation of Financial Statements amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect any effect on its financial statements from the adoption of this standard.

g)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on its financial statements from the adoption of this standard.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•           Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•           Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•           Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to shareholders.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2012, the Company had a net monetary asset position of US$2,597,212.  Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $26,000.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

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c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at March 28, 2013, the Company has 83,820,109 outstanding common shares, 4,270,000 outstanding stock options, with a weighted average exercise price of $1.01 per share and expiring from February 1, 2014 to March 1, 2018, and no outstanding warrants.

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Company’s audit committee is comprised of 3 directors, all of whom are independent of management.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators (“CSA”) requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and Internal Control Over Financial Reporting (ICFR) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

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In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2012 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

a)	In March 2013, the Company granted 50,000 stock options exercisable at $1.03 for a period of 5 years.

b)	Subsequent to year end, 780,526 share purchase warrants expired.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

•	the Company’s AIF dated March 28, 2013 for the year ended December 31, 2012; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2012.

This MD&A has been approved by the Board effective March 28, 2013.

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